

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 6, 2018

Yue (Justin) Tang
Chief Executive Officer and Chairman
X Financial
7-8F, Block A, Aerospace Science and Technology Plaza
No. 168, Haide Third Avenue, Nanshan District
Shenzhen, 518067, the People's Republic of China

Re: X Financial
Amendment No. 5 to
Draft Registration Statement on Form F-1
Submitted July 2, 2018
CIK No. 0001725033

Dear Mr. Tang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-16

1.   We note your response to comment 7 and object to your conclusion that the investor is your only customer under the direct model. Our objection is based upon the terms of your contracts with the borrowers. Please revise your registration statement and financial statements accordingly.

Note 4. Fair value of assets and liabilities, pages F-38 and F-72

2.   We note your response to comment 9. Please address the following:

- You state that your contractual obligation to ZhongAn is calculated as the lesser of (1) the contractual guarantee service fees you are entitled to collect from the borrowers for the loans facilitated during the current period on an aggregated basis; or (2) the principal amount of such loans facilitated during the period on an annualized basis multiplied by the pre-agreed Rate with ZhongAn. Tell us the circumstances in which the principal amount of such loans facilitated during the period on an annualized basis multiplied by the pre-agreed Rate with ZhongAn would ever be greater than or less than the contractual guarantee service fees you are entitled to collect from the borrowers for the loans facilitated during the current period on an aggregated basis;

- Disclose that the determination of the change in fair value of the financial guarantee derivative includes updated estimated net guarantee service fees to be collected for all outstanding loans, including those originated in prior periods and disclose where this is captured in the derivative guarantee liability at March 31, 2018;

- For loans originated in prior periods, disclose the remaining estimated payment to ZhongAn based on the pre-agreed Cap and the revised estimated net guarantee service fee to be collected;

- Provide us with the journal entries you record at loan origination related to your guarantee contract accounted for as a guarantee liability; and

- Tell us the accounting literature that supports the offsetting of your contractual obligation to ZhongAn with guarantee services fees to be collected from your borrowers considering that they are unrelated parties.

You may contact Michelle Miller at (202) 551-3368 or David Irving at (202) 551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at (202) 551-2326 or me at (202) 551-3391 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Li He, Esq.